Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. This discussion contains forward-looking statements that involve risks and uncertainties. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

●	the potential impact on our business of the economic, political and social conditions of the People’s Republic of China;

●	any changes in the laws of the People’s Republic of China or local province that may affect our operations;

●	the liquidity of our securities;

●	inflation and fluctuations in foreign currency exchange rates;

●	the ability to navigate geographic market risks of our eco-friendly constructions materials;

●	the ability to maintain a reserve for warranty or defective products and installation claims;

●	our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;

●	our ability to maintain effective supply chain of raw materials and our products;

●	slowdown or contraction in industries in China in which we operate;

●	our ability to maintain or increase our market share in the competitive markets in which we do business;

●	our ability to diversify our product and service offerings and capture new market opportunities;

●	our estimates of expenses, capital requirements and needs for additional financing and our ability to fund our current and future operations;

●	the costs we may incur in the future from complying with current and future laws and regulations and the impact of any changes in the regulations on our operations; and

●	the loss of key members of our senior management.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” in our annual report for the fiscal year ended December 31, 2023 filed with the SEC on May 15, 2024 (the “2023 Annual Report”). Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents that we refer to in this report and exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

ReTo Eco-Solutions, Inc. (“ReTo”) is a business company established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). ReTo and its subsidiaries are collectively referred to as the Company or we. We, through our operating subsidiaries in China, are engaged in the manufacture and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials. In addition, we provide consultation, design, project implementation and construction of urban ecological protection projects through our operating subsidiaries in China. We also provide parts, engineering support, consulting, technical advice and service, and other project-related solutions for our manufacturing equipment and environmental protection projects. Furthermore, through the newly acquired subsidiaries, we expand our product and service offerings to include Roadside Assistance services, and software development services and solutions utilizing Internet of Things (“IoT”) technologies.

Our business consists of three business segments, including machinery and equipment sales, construction materials sales and technological consulting and other services, which accounted for 61%, 8% and 31% of our total revenue for the six months ended June 30, 2024, respectively, and 85%, 8%, and 6% of our total revenue for the six months ended June 30, 2023, respectively. Our technological consulting and other services include the RSA services and software development services conducted by REIT Mingde, which was acquired by us in December 2021.

Our domestic customers are throughout China and our international customers are mainly located in Asia, the Middle East, North Africa and North America. Sales to customers in China and internationally from our operations accounted for approximately 84% and 16%, respectively, of our total sales for the six months ended June 30, 2024, approximately 83% and 17%, respectively, of our total sales for the six months ended June 30, 2023.

Results of Operations for Six Months Ended June 30, 2024 and 2023

The following table summarizes the results of our continuing operations during for the six months ended June 30, 2024 and 2023, and provides information regarding the changes in terms of dollar amounts and percentage during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	For The Six Months Ended June 30,		Amount	Percentage
	2024	2023	Increase	Increase
Statements of Income Data:	Amount	Amount	(Decrease)	(Decrease)
Revenues- third party customers	$1,620	$1,023	$597	58%
Revenues- related party customers	219	211	8	4%
Total revenues	1,839	1,234	605	49%
Cost of revenues- third party customers	1,129	781	348	45%
Cost of revenues – related party customers	142	359	(217)	(60)%
Total cost of revenues	1,271	1,140	131	11%
Gross profit	568	94	474	506%
Operating expenses:	-	-	-	-
Selling expenses	134	290	(156)	(54)%
General and administrative expenses	1,369	5,539	(4,171)	(75)%
Bad debt expenses	63	460	(397)	(86)%
Research and development expenses	76	810	(734)	(91)%
Total operating expenses	1,641	7,099	(5,458)	(77)%
Loss from operations	(1,073)	(7,005)	5,932	(85)%
Other income (expenses):	-	-	-	-
Interest expenses	(255)	(181)	(74)	41%
Interest income	24	2	22	1,516%
Other income (expenses), net	630	(4,356)	4,986	(114)%
Change in fair value of convertible debt	-	(58)	58	(100)%
Gain from disposal of subsidiaries	-	38	(38)	(100)%
Share of losses in equity method investments	(58)	(83)	25	(30)%
Total other expenses, net	341	(4,638)	4,979	(107)%
Loss before income taxes	(732)	(11,643)	10,910	(94)%
Provision for income taxes	(16)	-	(16)	-%
Net loss	$(716)	$(11,643)	$10,926	(94)%

Revenues

Our total revenues increased by approximately $0.6 million, or 49%, to approximately $1.8 million for the six months ended June 30, 2024 from approximately $1.2 million for the six months ended June 30, 2023. Among our total revenue, revenue from third party customers increased by approximately $0.6 million, or 58%, from approximately $1.0 million for the six months ended June 30, 2023 to approximately $1.6 million for the six months ended June 30, 2024, while revenue from related party customers increased by $7,767, or 4%, from $210,864 for the six months ended June 30, 2023 to $218,631 for the six months ended June 30, 2024. Increase in total revenue for the six months ended June 30, 2024 was mainly attributable to the increase in service revenue.

The following table shows revenues by business segments for the six months ended June 30, 2024 and 2023:

Revenue by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	For the Six Months Ended June 30,				Variance
	2024		2023		Amount	Percentage
	Amount	% of Sales	Amount	% of Sales	Increase (Decrease)	Increase (Decrease)
	($’000)		($’000)		($’000)
Machinery and equipment	$1,114	61%	$1,029	85%	$60	6%
Construction materials	146	8%	103	8%	43	42%
Technological consulting and other services	579	31%	77	6%	502	650%
Total	$1,839	100%	$1,234	100%	$605	49%

Machinery and Equipment

Revenue from machinery and equipment sales was approximately $1.1 million for the six months ended June 30, 2024, consistent with approximately $1.0 million for the six months ended June 30, 2023.

Construction Materials

Sales of the Company’s environmental-friendly construction materials remained stable and was approximately $146,000 and $103,000 for the six months ended June 30, 2024 and 2023, respectively.

Technological Consulting and Other Services

Revenue from technological consulting and other services increased by approximately $0.5 million, or 650%, to approximately $0.6 million for six months ended June 30, 2024 from approximately $0.1 million for the six months ended June 30, 2023 due to the completion of a one-time software development contract worth $0.6 million in the six months ended June 30, 2024.

Cost of Revenues

Our total cost of revenues increased by approximately $0.1 million, or 11%, to approximately $1.3 million for the six months ended June 30, 2024 from approximately $1.1 million for the six months ended June 30, 2023. Cost of revenues from third party customers increased by $0.3 million, or 45%, from approximately $0.8 million for the six months ended June 30, 2023 to approximately $1.1 million for the six months ended June 30, 2024, while cost of revenues from related party customers decreased by approximately $0.2 million, or 61%, from approximately $0.4 million for the six months ended June 30, 2023 to approximately $0.1 million for the six months ended June 30, 2024. The increase in our total cost of revenues was not as significant as the increase in revenue, because cost of revenues for our technological consulting and other services is lower than that of sales of products, and our service revenues accounted for a greater percentage of our total revenue for the six months ended June 30, 2024 compared to the same period in 2023. For the same reason, our cost of revenues as a percentage of revenues decreased to 69% for the six months ended June 30, 2024 from 92% for the six months ended June 30, 2023.

Cost of Revenues by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	For the Six Months Ended June 30,				Variance
	2024		2023		Amount	Percentage
	Amount	% of Costs	Amount	% of Costs	Increase (Decrease)	Increase (Decrease)
Machinery and Equipment	$923	73%	$941	83%	$(18)	(2)%
Construction materials	304	24%	169	15%	135	80%
Technological consulting and other services	44	3%	31	3%	13	43%
Total	$1,271	100%	$1,140	100%	$131	11%

Machinery and Equipment

Cost of revenues for machinery and equipment sales was approximately $0.9 million for the six months ended June 30, 2024, consistent from approximately $0.9 million for the six months ended June 30, 2023.

Construction Materials

Cost of revenues for sales of environmental-friendly construction materials was approximately $304,000 and $169,000 for the six months ended June 30, 2024 and 2023, respectively.

Technological Consulting and Other services

Cost of revenues for technological consulting and other services increased by approximately $13,000, or 43%, from approximately $31,000 for the six months ended June 30, 2023 to approximately $44,000 for the six months ended June 30, 2024. The increase was primarily due to software development costs incurred in fulfilment of a software development contract in the six months ended June 30, 2024.

Gross Profit

Our gross profit increased by approximately $0.5 million, or 506%, to approximately $0.6 million for the six months ended June 30, 2024 from approximately $0.1 million for the six months ended June 30, 2023. Gross profit margin was 31% for the six months ended June 30, 2024, as compared with 8% for the six months ended June 30, 2023, due to higher gross profit margin for our software development services.

Our gross profit and gross margin by segments are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	For the Six Months Ended June 30,				Variance
	2024		2023		Gross	Gross
	Gross Profit	Gross Profit %	Gross Profit	Gross Profit %	Profit Increase (Decrease)	Profit% Increase (Decrease)
Machinery and equipment	$191	17%	$114	11%	$77	69%
Construction materials	(158)	(108)%	(66)	(64)%	(92)	(140)%
Technological consulting and other services	535	92%	46	60%	489	1,053%
Total	$568	31%	$94	8%	$474	13%

Machinery and Equipment

Gross profit for sales of machinery and equipment increased by approximately $0.1 million to $0.2 million for the six months ended June 30, 2024 as compared to approximately $0.1 million for the six months ended June 30, 2023. Gross profit margin for this segment was 17% and 11%, respectively, for the six months ended June 30, 2024 and 2023. The increase in gross profit margin was mainly due to increase in purchase price of machinery and equipment on the market.

Construction Materials

Gross loss for sales of construction materials was approximately $158,000 and $66,000 for the six months ended June 30, 2024 and 2023, respectively. Gross loss margin for this segment was 108% and 64% for the six months ended June 30, 2024 and 2023, respectively. The increase in gross loss was due to a decrease in sales prices, which reduced revenue for this segment while its fixed costs remained the same.

Technological Consulting and Other Services

Gross profit for technological consulting and other services increased by approximately $0.5 million to approximately $0.5 million for the six months ended June 30, 2024 as compared to approximately $46,000 for the six months ended June 30, 2023. Gross profit margin for this segment was approximately 92% and 60% for the six months ended June 30, 2024 and 2023, respectively. Increase in gross profit margin was due to higher gross profit margin of the software development services.

Selling Expenses

For the six months ended June 30, 2024, our selling expenses were approximately $0.1 million, representing a 54% decrease from approximately $0.3 million for the six months ended June 30, 2023. As a percentage of sales, our selling expenses were 7% and 24% for the six months ended June 30, 2024 and 2023, respectively. This decrease was primarily due to reduced spending on marketing activities and lower transportation and handling expenses incurred for the six months ended June 30, 2024.

General and Administrative Expenses

General and administrative expenses decreased by approximately $4.2 million, or 75%, to approximately $1.4 million for the six months ended June 30, 2024 from approximately $5.5 million for the six months ended June 30, 2023. The decrease was due to a decrease of approximately $3.6 million in share-based compensation, a decrease of approximately $0.3 million in payroll expenses as a result of the reduction in headcount and a decrease of approximately $0.3 million in professional service incurred.

Provision for Credit Losses

Provision for credit losses amounted to approximately $0.1 million and $0.5 million for the six months ended June 30, 2024 and 2023, respectively.

Research and Development Expenses

Research and development expenses decreased to approximately $0.1 million for the six months ended June 30, 2024 from approximately $0.8 million for the six months ended June 30, 2023 due to less research and development activities in the current period.

Interest Expense

The Company’s interest expenses were approximately $0.3 million and $0.2 million for the six months ended June 30, 2024 and 2023, respectively.

Other Income (Expense)

Other income was approximately $0.6 million for the six months ended June 30, 2024 as compared to other expense of approximately $4.4 million for the six months ended June 30, 2023. The other income in the six months ended June 30, 2024 was due to a one-time sale of software copyright for approximately $0.6 million. The other expense in the six months ended June 30, 2023 was a one-time charge of approximately $4.7 million from a terminated project.

Change in Fair Value in Convertible Debt

Due to change in fair value of convertible debentures and note, the Company recorded an unrealized loss of nil and $57,985 for the six months ended June 30, 2024 and 2023, respectively.

Share of Losses in Equity Method Investments

For the six months ended June 30, 2024 and 2023, share of losses in equity method investments for Shexian Ruibo amounted to $57,960 and $83,307, respectively.

Loss before Income Taxes

The Company’s loss before income taxes was approximately $0.7 million for the six months ended June 30, 2024, a decrease of approximately $10.9 million as compared to loss before income taxes of approximately $11.6 million for the six months ended June 30, 2023. The decrease was primarily attributable to increase in revenue and decrease in operating expenses and other expense.

Provision for Income Taxes

The Company’s subsidiaries in the PRC are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Enterprise Income Tax Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, two subsidiaries of the Company, Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”) and Hainan Yile IoT Technology Co., Ltd., are recognized as High and New Technology Enterprises by the PRC government and thus subject to a favorable income tax rate of 15%. As the Company had losses before income tax, its income tax expenses (benefit) amounted to ($16,380) and $52 for the six months ended June 30, 2024 and 2023, respectively.

The following table reconciles the income tax expense by statutory rate to the Company’s actual income tax expense from our continuing operations:

	For the Six Months Ended June 30,
	2024	2023
Income tax expense computed based on PRC statutory income tax rate	$(183,253)	(2,910,952)
Effect of favorable income tax rate in certain entity in PRC	1,815	254,500
Non-PRC entities not subject to PRC tax	57,880	960,376
Research & development tax credit	(19,064)	(202,495)
Non-deductible expenses – permanent difference	17,592	(136,966)
Change in valuation allowance	108,650	2,035,588
Income tax expenses	$(16,380)	52

Net Loss

As a result of the foregoing, net loss amounted to approximately $0.7 million and $11.6 million for the six months ended June 30, 2024 and 2023, respectively.

Liquidity and Capital Resources

ReTo is a holding company incorporated in the British Virgin Islands. REIT Holdings (China) Limited, our wholly owned subsidiary established in Hong Kong, directly owns Beijing REIT, REIT Ecological Technology Co., Ltd., and REIT Technology Development Co., Ltd., which in turn own our assets through their respective subsidiaries in China, India and the United States. Sunoro Holdings Limited, our wholly owned subsidiary established in Hong Kong, directly owns Sunoro Hengda (Beijing) Technology Co., Ltd., which in turn owns our assets through its respective subsidiaries in China. We may depend on dividends and other distributions from our subsidiaries, including our PRC subsidiaries, to satisfy our liquidity requirements.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Substantially all of our operations are conducted in China and are denominated in RMB, which is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict the ability to convert RMB into U.S. Dollars.

Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of China’s State Administration of Foreign Exchange (“SAFE”), not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of SAFE.

We have historically funded our working capital needs from cash flow from operations, advance payments from customers, bank borrowings, equity and debt offering, capital contributions from shareholders and related-party loans. Presently, our principal sources of liquidity are generated from our operations, proceeds from our shareholders’ contributions, and loans and notes from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

The Company reported a net loss of approximately $0.7 million for the six months ended June 30, 2024. As of June 30, 2024, the Company had a working capital of approximately of $0.3 million. As of June 30, 2024, the Company had cash of approximately $1.6 million. In addition, the Company had outstanding accounts receivable of approximately $0.7 million (including accounts receivable from third-party customers of $0.6 million and accounts receivable from related party customers of approximately $0.1 million), which has not been collected as of the date of this report.

As of June 30, 2024, the Company had outstanding bank loans of approximately $5.3 million and outstanding loans of approximately $3.1 million from third parties. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted.

Based on the reasons above, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the unaudited consolidated financial statements.

Management believes that the Company would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s credit history. Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings and borrowing from related parties. In order to fully implement its business plan and sustain operations, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Cash Flows for the six months ended June 30, 2024 and 2023

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	For The Six Months Ended June 30,
	2024	2023
Net cash used in operating activities	$(4,755)	$(4,540)
Net cash provided by (used in) investing activities	(3,951)	407
Net cash provided by financing activities	9,323	4,173
Effect of exchange rate changes on cash and cash equivalents	(478)	80
Net increase in cash and cash equivalents	139	120
Cash and cash equivalents, beginning of period	1,414	114
Cash and cash equivalents, end of period	1,553	234

Operating Activities

Net cash used in operating activities was approximately $4.8 million for the six months ended June 30, 2024. Net cash used in operating activities for the six months ended June 30, 2024 mainly consisted of net loss from approximately $0.7 million, adjustments of non-cash items of approximately $0.7 million, an increase of approximately $0.5 million in accounts payable, an increase of approximately $0.4 million in advance from customers, a decrease of approximately $0.4 million in accounts receivable, a decrease of approximately $0.1 million in prepaid expenses and other current assets, partially offset by, an increase of approximately $5.5 million in advance to suppliers, and an increase of approximately $0.2 million in inventory, a decrease of approximately $0.1 million in accrued and other liabilities.

Net cash used in operating activities was approximately $4.5 million for the six months ended June 30, 2023. Net cash used in operating activities for the six months ended June 30, 2023 mainly consisted of net loss approximately $11.6 million, adjustments of non-cash items of approximately $5.1 million, an increase of approximately $0.5 million in accounts payable, a decrease of approximately $0.4 million in accounts receivable, a decrease of approximately $2.2 million in advance to customers, and a decrease of approximately $0.2 million in prepaid expenses and other current assets, offset by an increase of approximately $0.5 million in inventories, a decrease of approximately $0.2 million in advance from customers, and a decrease of approximately $0.2 million in accrued expenses and other liabilities.

Investing Activities

Net cash used in investing activities was approximately $4.0 million for the six months ended June 30, 2024. During the six months ended June 30, 2024, proceeds from disposal of subsidiaries amounted to approximately $0.2 million. The Company paid approximately $4.1 million as a deposit pursuant to a letter of intent executed in March 2024 in connection with a potential equity acquisition.

Net cash provided by investing activities was approximately $0.4 million for the six months ended June 30, 2023. During the six months ended June 30, 2023, proceeds from disposal of subsidiaries of approximately $0.5 million, the Company paid approximately $0.1 million on addition of property.

Financing Activities

Net cash provided by financing activities was approximately $9.3 million for the six months ended June 30, 2024, including proceeds from bank loans of approximately $5.3 million, proceeds from third-party loans of approximately $0.4 million, proceeds from a private placement of approximately $4.0 million, proceeds from a public offering of approximately $6.0 million, and net loan receivable from related parties of approximately $0.3 million, partially offset by repayment of bank loans of approximately $5.3 million, and loans to third parties approximately $0.4 million, repayment of third-party loans of approximately $1.0 million.

Net cash provided by financing activities was approximately $4.2 million for the six months ended June 30, 2023, including proceeds from bank loans of approximately $5.5 million, proceeds from third-party loans of approximately $0.9 million, and proceeds from private placement of approximately $0.7 million, partially offset by repayment of bank loans of approximately $1.3 million, repayment of convertible debt of approximately $0.2 million, net loan payment to related parties of approximately $0.3 million, payments to non-controlling shareholders of approximately $0.3 million for purchasing non-controlling interest of a subsidiary, repayment to third party loans of approximately $0.2 million and loans to third-party of approximately $0.7 million.

Statutory Reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC laws totaled $1,128,674 and $1,072,895 as of June 30, 2024 and December 31, 2023, respectively.

Capital Expenditures

We had capital expenditures of approximately nil and $0.1 million for the six months ended June 30, 2024 and 2023, respectively, for purchases of equipment and intangible assets in connection with our business activities.

Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property” in our 2023 Annual Report.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Accounts Receivable, Net

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable was recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $2,105,670 and $2,146,679 as of June 30, 2024 and December 31, 2023, respectively.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenues are primarily derived from the following sources:

●	Revenue from machinery and equipment sales

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the six months ended June 30, 2024 and 2023.

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to or picked up by customers and control is transferred.

●	Revenue from municipal construction projects

The Company provides municipal construction services, including sponge city projects and ecological restoration projects. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

Under the cost-to-cost approach, the use of estimated costs to complete each contract is a significant variable in the process of determining recognized revenue, requires judgment and can change throughout the duration of a contract due to contract modifications and other factors impacting job completion. The costs of earned revenue include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

●	Revenue from technological consulting and other services

The Company recognizes revenue when technological consulting and other services are rendered and accepted by the customers.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

For the six months ended June 30, 2024 and 2023, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. The Company uses the accelerated method for all awards granted with graded vesting. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model and Black-Scholes Model were applied in determining the estimated fair value of the options granted to employees and non-employees.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the six months ended June 30, 2024 and 2023. As of June 30, 2024, the tax years ended December 31, 2018 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our unaudited condensed consolidated financial statements included elsewhere in this report.